November 17, 2023

VIA EDGAR

Ms. Julie Sherman
Ms. Jane Park
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3628

Re:	Arcadium Lithium plc (f/k/a Allkem Livent plc) Registration Statement on Form S-4 File No. 333-273360

Dear Ms. Sherman and Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arcadium Lithium plc (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-273360), as amended (the “Registration Statement”), so that it becomes effective at 4:00 p.m. Eastern Standard Time on November 20, 2023, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Michael Kaplan of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111 or michael.kaplan@davispolk.com with any questions or comments with respect to this letter, or if you require any additional information.

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Sincerely,

Arcadium Lithium plc

By:	/s/Donal Flynn
	Name:	Donal Flynn
	Title:	Director